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                                                                    EXHIBIT 99.1

                                 [OLICOM LOGO]

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD MARCH 21, 2002

To the Shareholders of Olicom A/S:

     The Annual General Meeting of Shareholders of Olicom A/S (the "Company") will be held in the Falconer Center, Falconer Scenen, Falkoner Alle 9, DK-2000 Frederiksberg (Copenhagen), Denmark, on Thursday, March 21, 2002, at 3:00 p.m., local time, for the following purposes:

          1. (i) Presentation of the Board of Directors' report on the Company's activities in the financial year 2001, (ii) presentation of the profit and loss account for the financial year 2001 and balance sheet as at December 31, 2001, including auditors' report and consolidated annual accounts for approval, (iii) discharge of the Board of Directors and Management from their obligations, and (iv) adoption of a resolution to allocate losses to the financial year 2002.

          2. Election of Directors.

          3. Appointment of auditors.

          4. Authorisation to the Board of Directors empowering the Company -- from time to time for a period of 18 months from the date of the Annual General Meeting -- to acquire up to 10% of the Company's issued shares at the market price in force at any time, with a deviation of +/- 10%.

          5. Approval of remuneration to the members of the Board of Directors for the coming financial year.

          6. Customary authorisation to the Chairman of the Meeting to implement the decisions made by the Annual General Meeting.

          7. Transaction of such other business as may properly come before the Meeting and any adjournment(s) thereof.
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                             THE COMPLETE PROPOSALS

ITEM 1:

(i) PRESENTATION OF THE BOARD OF DIRECTORS' REPORT ON THE COMPANY'S ACTIVITIES IN THE FINANCIAL YEAR 2001, (ii) PRESENTATION OF THE PROFIT AND LOSS ACCOUNT FOR THE FINANCIAL YEAR 2001 AND BALANCE SHEET AS AT DECEMBER 31, 2001, INCLUDING AUDITORS' REPORT AND CONSOLIDATED ANNUAL ACCOUNTS FOR APPROVAL, (iii) DISCHARGE OF THE BOARD OF DIRECTORS AND MANAGEMENT FROM THEIR OBLIGATIONS, AND (iv) ADOPTION OF A RESOLUTION TO ALLOCATE LOSSES TO THE FINANCIAL YEAR 2002.

     Proposal to adopt the report, to approve the annual accounts and to grant discharge of the Board of Directors and Management from their obligations.

     Proposal from the Board of Directors to allocate the losses of DKK 10.4 million to the financial year 2002.

ITEM 2:

ELECTION OF DIRECTORS.

     Proposal to re-elect Lars Eskesen, Ralf Egede Andersen and Eric Korre Horten, and nomination of Torben Jacobsen for election to the Board of Directors.

     Torben Jacobsen is President and Chief Executive Officer of Ibsen Photonics A/S. He serves as a member of the Board of Directors of Ferroperm Optics A/S and InnFond P/S, and is Chairman of the Board of Directors of Hymite ApS. Furthermore, Mr. Jacobsen serves as Chairman of the Board of Directors of Optical Communication Cluster, a Danish organization of optical telecommunication companies.

     With respect to the above named individuals' executive offices in other Danish limited liability companies, except for subsidiaries in which the Company holds all shares, reference is made to what is stated thereon in the Company's annual accounts.

     In view of the Company's present geographical focus, it has been decided that those members of the Board of Directors who are United States residents will not be standing for re-election to the Board of Directors. At the same time, Boje Rinhart, President and Chief Executive Officer, will retire from the Board of Directors.

ITEM 3:

APPOINTMENT OF AUDITORS.

     Proposal to re-appoint Ernst & Young Statsautoriseret Revisionsaktieselskab and KPMG C. Jespersen Statsautoriserede Revisorer.

ITEM 4:

AUTHORISATION TO THE BOARD OF DIRECTORS EMPOWERING THE COMPANY -- FROM TIME TO TIME FOR A PERIOD OF 18 MONTHS FROM THE DATE OF THE ANNUAL GENERAL
MEETING -- TO ACQUIRE UP TO 10% OF THE COMPANY'S ISSUED SHARES AT THE MARKET PRICE IN FORCE AT ANY TIME, WITH A DEVIATION OF +/- 10%.

     Proposal to grant the said authorisation to the Board of Directors.

ITEM 5:

APPROVAL OF REMUNERATION TO THE MEMBERS OF THE BOARD OF DIRECTORS FOR THE COMING FINANCIAL YEAR.

     Proposal to maintain the remuneration to the members of the Board of Directors for the financial year 2002 at the same amounts approved by the Company's shareholders for the financial year 2001, i.e., (i) to remunerate members of the Board of Directors, who are not members of the Management, with a fee of DKK 120,000 (approx. USD 14,270), (ii) to remunerate the Chairman of the Board of Directors with a fee of
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DKK 24,000 (approx. USD 28,540), and (iii) to remunerate the Deputy Chairman with a fee of DKK 180,000 (approx. USD 21,400).

     In addition, newly-elected members of the Board of Directors will be included in the stock option plan for the Board of Directors that was adopted at the Company's Annual General Meeting held on April 14, 2000.

ITEM 6:

CUSTOMARY AUTHORISATION TO THE CHAIRMAN OF THE MEETING TO IMPLEMENT THE DECISIONS MADE BY THE GENERAL MEETING.

     The Board of Directors proposes that the General Meeting authorise the Chairman of the Meeting to take the necessary or appropriate actions to carry out the decisions made, including the preparation and filing of such documents in this connection as may be required by the Danish Commerce and Companies Agency or other authorities as a condition of approval or which may simply be suggested as appropriate.

ITEM 7:

TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT(S) THEREOF.

                         Kgs. Lyngby, February 21, 2002
                      On behalf of the Board of Directors

                                /s/ LARS KSKESEN

                                  Lars Eskesen
                       Chairman of the Board of Directors